Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 13, 2021

Preliminary Prospectus Supplement dated May 13, 2021

Registration Statement File No. 333-231443-01

Spire Missouri Inc.

Offering of:

$305,000,000 3.300% Series First Mortgage Bonds due 2051

Pricing Term Sheet dated

May 13, 2021

Issuer:	Spire Missouri Inc.

Expected Ratings (Moody’s / S&P)*:	A1/A

Expected Ratings Outlooks (Moody’s / S&P)*:	Stable/Stable

Security Type:	First Mortgage Bonds

Pricing Date:	May 13, 2021

Settlement Date:	May 20, 2021

Maturity Date:	June 1, 2051

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2021

Principal Amount:	$305,000,000

Benchmark:	1.625% due November 15, 2050

Benchmark Price / Yield:	83-12+ / 2.415%

Spread to Benchmark:	+ 90 bps

Yield to Maturity:	3.315%

Coupon:	3.300%

Public Offering Price:	99.715%

* Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption:

Make-Whole Call:	At any time prior to December 1, 2050 (the “Par Call Date”), in whole at any time or in part from time to time, at a redemption price equal to the greater of (a) 100% of the principal amount of First Mortgage Bonds being redeemed on the redemption date and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed that would be due if they matured on the Par Call Date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined) plus 15 basis points plus, in each case, accrued and unpaid interest thereon to the redemption date.

Par Call:	At any time on or after the Par Call Date, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	84859D AA5 / US84859DAA54

Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-231443-01). Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying preliminary prospectus supplement if you request them by calling: J.P. Morgan Securities LLC toll-free at 1-212-834-4533; RBC Capital Markets, LLC toll-free at 1-866-375-6829; TD Securities (USA) LLC toll-free at 1-855-495-9846; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This communication should be read in conjunction the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information therein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.